Exhibit F

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF APRIL 2, 2018

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2016, on Form 18-K filed with the Commission on September 29, 2017, and amended on February 26, 2018. To the extent the information in this Exhibit F is inconsistent with the information contained in such annual report, as amended, the information in this Exhibit F replaces such information. Initially capitalized terms used in this Exhibit F have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

Panama has implemented the following policies aimed at strengthening its financial system against money laundering and financing of terrorism:

On March 31, 2015, the Republic enacted laws No. 10 and No. 11 which modified and supplemented Panama’s criminal code and adopted measures designed to facilitate international legal assistance in criminal matters. The legislations increased penalties for both violators and accessories to money laundering related offenses.

On April 23, 2015, the Republic enacted law No. 18, mandating the deposit and registration of all bearer shares with an authorized custodian. The regulation’s objective is to increase transparency with respect to beneficial ownership.

On April 27, 2015, the Republic enacted law No. 23 aimed at preventing money laundering, the financing of terrorism and the proliferation of weapons of mass destruction. The law created a supervisory agency to oversee non-financial entities, including law firms. It also requires law firms to perform due diligence processes and maintain records of beneficial owners.

On May 8, 2015, the Republic enacted law No. 34 which penalizes predicate offenses underlying money laundering including contraband, customs fraud, forgery and currency counterfeiting.

On February 19, 2016, the Financial Action Task Force (“FATF”), removed Panama from its global anti-money laundering (“AML”)/countering the financing of terrorism (“CFT”) monitoring process. FATF noted that Panama had made significant progress addressing deficiencies. Further, Panama continues to address AML/CFT issues with the Financial Action Task Force of Latin America (“GAFILAT”).

On October 24, 2016, the Republic enacted law No. 47 which incorporated into Panamanian law the Foreign Account Tax Compliance Act (“FATCA”) agreement signed with the United States.

On October 31, 2016, Panama joined the inclusive framework on Base Erosion and Profit Shifting (“BEPS”). BEPS aims to prevent corporate profits from being artificially shifted to low or no tax jurisdictions.

On October 27, 2016, the Republic enacted laws No. 51 and 52. Law No. 51 requires the exchange of tax information with countries with which Panama has signed tax information exchange treaties. Law No. 52 requires certain entities in Panama to make accounting records available in Panama.

On January 24, 2017, Panama published for the first time a “National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism.” The analysis identified the risks of money laundering associated with different sectors of the economy for the purpose of determining areas for further work and dedication of public resources.

On February 21, 2017, the Republic enacted law No. 5 which incorporated into Panamanian law the Convention on Mutual Administrative Assistance in Tax Matters (“MAC”). The convention’s main priority is to prevent tax evasion and avoidance.

On May, 10, 2017, the Republic enacted law No. 21 which increases supervision over trust funds and conforms such trust funds to international AML/CFT standards.

On January 1, 2018, GAFILAT published a mutual evaluation report of the Republic of Panama with GAFILAT’s assessment of Panama’s own January 2017 National Risk Evaluation for Prevention of Money Laundering

and Financing of Terrorism. Among the findings, the report concluded that competent authorities were cooperative and properly coordinated the development of policies and activities to prevent money laundering. Controls have improved but risks remain with respect to both illicit financial flows from abroad and internal threats. GAFILAT suggested that Panama continue to work on strengthening controls for designated non-financial businesses and professionals such as real estate, the Colon Free Zone, casinos, notary publics, law firms and accountants.

On January 15, 2018, Panama signed the CRS Multilateral Competent Authority Agreement (“CRS MCAA”) which commits Panama to the automatic exchange of financial account information.